Exhibit 14.3

STEAMPUNK WIZARDS DISCLOSURE POLICY

In this Policy, Steampunk Wizards, Inc., and its subsidiaries are referred to as the "Company." Except where stated otherwise, this Policy applies to the Directors, Officers, employees, consultants, contractors of the Company (collectively, "Representatives").

OVERVIEW

The Company endorses a comprehensive investor relations effort and actively participates in ongoing communications with analysts, stockholders, potential investors and other members of the financial community in accordance with this Disclosure and Trading Policy (the “Policy”) and applicable regulations, including Regulation FD.

PURPOSE

This Policy exists to (1) assure that information disclosed by the Company to the financial community is timely, accurate, comprehensive, authoritative and relevant to all aspects of the Company operations while at the same time consistent with all legal and regulatory requirements; (2) non-publicly disclosed information remains confidential; (3) trading of the Company’s securities by its Representatives remains in compliance with applicable securities laws. All Representatives will comply with this Policy and its Procedures.

SCOPE

The Policy covers all disclosures to members of the financial community, including disclosures in documents filed with the SEC and statements made in press and earnings releases, letters to stockholders, social media, and on the Company web site. It also covers oral statements made in speeches and meetings with members of the financial community, regardless of the size of the group. The financial community is defined to include brokerage house representatives, (research analysts, brokers and institutional sales representatives) and institutional and individual investors (including prospective investors).

All Representatives are expected to comply with this Policy at all times to protect the privacy, confidentiality and interests of the Company and our services, employees, partners and customers.

DISCLOSURE PRINCIPLES

The Company is committed to ensuring equal and timely access to material information. To meet this commitment, we will increase investor understanding of our business through the following open and transparent disclosure practices:

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

A.	Commitment to Transparency

The principles which govern the disclosure of material information are:

•	Subject to certain exceptions, material information, as defined below, will be publicly disclosed immediately via the Company’s website, SEC filings, press releases, or social media;
•
Disclosure will include any information, the omission of which would make the rest of the disclosure misleading, and will provide sufficient detail to permit investors to appreciate the substance and importance of the information;

•	Unfavorable information will be disclosed just as promptly and completely as favorable information;
•
Selective disclosure is not acceptable. If previously undisclosed material information has been inadvertently disclosed to any person who is not bound by an express confidentiality obligation, such information will be broadly disclosed immediately via the Company’s website, press release, or social media. Disclosure made to analysts cannot be protected by a confidentiality agreement.

B.	Active Identification of Material Information

Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that might reasonably be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Some examples of information that would ordinarily be regarded as material are:

•	Projections of future earnings or losses, or other earnings guidance;
•	Earnings that are inconsistent with the consensus expectations of the investment community;
•	A pending or proposed merger, acquisition or tender offer;
•	A pending or proposed acquisition or disposition of a significant asset;
•	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•	A change in management;
•	Development of a significant new product or process;
•	Impending bankruptcy or the existence of severe liquidity problems;
•	The gain or loss of a significant customer or supplier.

The Company has established a Disclosure Committee that has the responsibility of overseeing the Company’s disclosure practices. The members of the Disclosure Committee are listed on Exhibit “A” of this Policy. It is essential that the members of the Disclosure Committee be kept fully apprised of all pending material developments concerning the Company in order to evaluate and discuss these events and to determine the appropriateness and timing of the public release of material information.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Whether information is “material” may be difficult to determine.  For this reason, Representatives and other Insiders are urged to contact the Disclosure Committee if they have any questions as to whether any particular information is or is not material.

C.	Ongoing Disclosure of Material Information Recognized Channels for Distribution

Recognized Channels for Disclosure

Investors and others should note that the Company will announce material information to our investors using the Company’s website, social media, SEC filings, press releases, public conference calls and webcasts.

Social Media Disclosure

The Company will also use social media, including Facebook and Twitter, LinkedIn, to communicate with our subscribers and the public about our company, our services and other issues.  It is possible that the information we post on social media could be deemed to be material information.  Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the social media channels listed above.  No Representative may make disclosure about the Company or its activities, operations or securities on social media without the authorization of the Disclosure Committee.

Unless given authority by at least one Designated Company Spokesperson, identified below, only Designated Company Spokespersons are permitted to post material on a social website in the Company’s name and on our behalf.

D.	Protection Against Inadvertent Disclosure of Material Information

Only Designated Company Spokespersons May Disclose Material Information

The following individuals are designated Company Spokespersons for the Company and are authorized to talk with the financial community on behalf of the Company:

•	Chairman of the Board, or any one Director as designated by the Board from time to time;
•	President and Chief Executive Officer;
•	Executive Vice President and Chief Financial Officer; and

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Others may be designated to talk with the financial community for a specific event or events upon the recommendation of one or more Disclosure Committee members.

Representatives who are not authorized spokespersons or designated as a spokesperson by a member of the Disclosure Committee shall refer all inquiries from the media and financial community to the Disclosure Committee. In situations where inadvertent contact occurs, the employee or director shall immediately report the contact and the matters discussed directly to the Disclosure Committee to determine whether any inadvertent disclosure of material nonpublic information was made. In the event that a Company representative inadvertently discloses material nonpublic information, the Company will publicly disclose this information as soon as reasonably practicable after discovery (but in any event no later than 24 hours after discovery and before the market opens the next trading day).

Social Networking and Media

In order to avoid inadvertent disclosure of undisclosed material information, Representatives of the Company are prohibited from participating in Internet chat rooms or newsgroup discussions on matters pertaining to the Company’s activities or its securities. Representatives who encounter a discussion pertaining to the Company should advise the Disclosure Committee. The Disclosure Committee, or its designate, will monitor the discussion and if it is determined that commenting or providing clarification on an issue is in the best interests of the Company, a Company Spokesperson, or their designate, will provide the Company’s position on the matter under discussion. Representatives who maintain a personal social media presence (Facebook, LinkedIn, Twitter account, etc.) are expected to be mindful of the fact that their posts and the content of these pages must not negatively impact the reputation of the Company or their fellow Representatives. The posting of photos of the Company operations or its Representatives, where the Representatives appear to be engaged in or acting on behalf of the Company is prohibited in the absence of the approval of a Company Spokesperson.

Confidentiality of Material Information

Any Representative privy to undisclosed material information is prohibited from communicating such information to anyone else (including, but not limited to, spouses, live-in partners and other relatives), unless disclosure is approved by the Disclosure Committee and does not violate applicable laws. Efforts will be made to limit access to undisclosed material information to only those who need to know the information and those persons will be advised that the information is to be kept confidential. As discussed below, Representatives who inform others of material undisclosed information except in the ordinary course of business (and in all cases with the permission of the Disclosure Committee) may be subject to serious sanctions, substantial fines and potential jail sentences under United States Securities laws.

Outside parties privy to undisclosed material information concerning the Company must be told that they must not divulge such information to anyone else, other than in the necessary course of business, and that they may not trade in the Company’s securities until the information is publicly disclosed.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

To prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

•
Documents and files containing undisclosed material information should be kept in a safe place, with access restricted to individuals who need to know that information in the necessary course of business. Code names should be used if necessary;

•	Non-disclosed material information should not be discussed in places where the discussion may be overheard, such as elevators, hallways, restaurants, airplanes or taxis;
•	Documents containing undisclosed material information should not be read or displayed in public places and should not be discarded where others can retrieve them;
•	Representatives must ensure they maintain the confidentiality of undisclosed material information in their possession outside of the office as well as inside the office;
•
Transmission of documents by electronic means, such as by fax, e-mail or directly from one computer to another, should be made only where it is reasonable to believe that the transmission can be made and received under secure conditions;

•
Unnecessary copying of confidential documents should be avoided and documents containing undisclosed material information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed; and

•	Access to confidential electronic data should be restricted through the use of passwords.

E.	Vigilance in the Identification and Correction of Inaccurate Information

Any Representative of the Company who believes that any public disclosure of the Company, including any documents released by the Company or any public oral statements, contains an error or misrepresentation in any material respect (by omission or otherwise) must promptly notify a member of the Disclosure Committee of such misrepresentation.

F.	Policy for Personal Use of Social Media Sites

Individual must realize that what is said as a private person may be understood as spoken on behalf of the Company:

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Representative must remember that he/she is a Representative of the Company and take care not to mislead his/her readers into thinking that he/she is speaking on behalf of the Company, whether or not he/she mentions the Company in the post.

To respect the confidentiality of certain information:

Representative must not post any personal or confidential business information about the Company or the Company stockholders and any information that is not publicly available and is learned in the course of his/her jobs.

To be honest and responsible:

To be responsible for what he/she has posted. To realize that his/her post may be seen by an unspecified large number of people and respect that a reader may make their own individual interpretations on his/her post. To be aware that highly emotional communication is very likely to prolong useless argument, increase misunderstanding and make the situation worse. To respect the rights of the person he/she is posting about and the opinions of his/her readers. Not to post anything that offends accepted social standards of decency.

Postings by other Accounts

Please be aware that any post made by any Representative of the Company at accounts other than the Company’s public account is not necessarily a public statement or view of the Company.

INSIDER TRADING PRINCIPLES

Company “Insiders” are subject to individual responsibilities and restrictions in addition to the responsibilities and obligations of the company itself. An “Insider” of a company is any person who is considered a Representative, defined above, as well as a shareholder owning 5% or more of the company’s stock.  No person may trade in the Company’s securities if the person had material information, defined above, which has not yet been publicly disclosed.

So long as you are an Insider, the rules contained herein apply to:

•	You,
•	Your family members who reside with you, and
•
Any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in company securities)

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

You are responsible for the transactions of these other persons, and therefore, you should make them aware of these procedures and their need to confer with you before they engage in any transaction subject to these procedures. As used in this Policy, "you" means anyone subject to the policies and procedures described herein.

A.	Equal Access to Material Information Through Trading Restrictions and Reporting

Insider with Knowledge of Undisclosed Material Information

If an Insider is aware of material nonpublic information relating to the Company, you may not, either directly or through family members or other persons or entities:

•	Buy or sell securities of the Company (other than as explained herein), or
•	Engage in any other action to take personal advantage of that information, or
•	Pass that information on to others outside the Company, including family and friends.

Also, if you learn of material nonpublic information about another company with which the Company does business, including a customer or supplier, you may not trade in the other company's securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent, personal reasons (such as the need to raise money for an emergency expenditure) are not exempted from these rules.  The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

Other Prohibited Transactions

The Company considers it improper and inappropriate for any Insider of the Company to engage in speculative transactions in the Company's securities or other transactions which might give the appearance of impropriety. A broker or a person whom you deem to be investment savvy, may suggest one of the following, more sophisticated types of transactions; however, they are prohibited.  If you are unsure about the type of transaction that has been suggested to you, contact a member of the Disclosure Committee.  These types of transactions include:

•	Derivative Securities. This involves transactions with warrants. You may not engage in transactions in puts, calls or other derivative securities based on the Company's securities.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

•
Hedging Transactions. The best way to understand hedging is to think of it as insurance. When people decide to hedge, they are insuring themselves against a negative event. This doesn't prevent a negative event from happening, but if it does happen and you're properly hedged, the impact of the event is reduced. So, hedging occurs almost everywhere, and we see it everyday. For example, if you buy house insurance, you are hedging yourself against fires, break-ins or other unforeseen disasters.  Ask your broker or Disclosure Committee for details.

•
Margin Accounts and Pledges.  You may not purchase Company securities on margin, or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

Insider Trading Reports—

A "Reporting Insider" of the Company includes:

•	a director and certain senior Officers of the Company;
•	persons beneficially owning or controlling 10% or more of the voting rights of; and
•	any person advised by the Disclosure Committee that they are a Reporting Insider.

Reporting Insiders are required to file insider trading reports ("Insider Reports") within 5 days of a change in their ownership position in any securities of the Company (this includes the grant of options or other convertible securities to such persons or the exercise by them of such options or convertible securities).

Reporting Insiders are also required to file an initial Insider Report within 10 days of the date on which the person became an insider (an initial Insider Report is not required, however, when a person becomes an insider if he/she has no direct or indirect beneficial ownership, control or direction over securities of the Company).

It is the responsibility of the particular Reporting Insider to file their Insider Reports as required. This responsibility applies whether or not the individual files the Insider Report themselves or relies upon some third party (including the Company) to do so.

B.	Trading

Pre-Clearance Requirement

While you are subject to these rules, you may not engage in any transaction involving the Company's securities (including a stock plan transaction such as an option exercise, gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from the Disclosure Committee. A request for pre-clearance should be submitted to one of these persons at least one week in advance of the proposed transaction. The Disclosure Committee is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit the trade, and they will have no liability for any refusal to permit a trade or for any delay in making or communicating a decision.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Blackout Periods

Trading "blackout" periods may be prescribed from time to time by the Disclosure Committee. During this period Representatives are precluded from trading in the securities of the Company or certain counterparties. Unless approved by the Disclosure Committee, the fact that a trading blackout has been imposed will not be discussed with other parties, including without limitation, external advisors such as legal counsel, investment bankers, and other professional advisors, and counterparties in negotiations of potentially material transactions. Those Representatives subject to a blackout period will be advised of both the initiation and termination of the blackout period. Regularly scheduled quarterly trading blackout periods will apply to all Representatives of the Company during periods when financial statements are being prepared but results have not yet been publicly disclosed. Quarterly trading blackouts will commence 10 business days prior to the release of information for a financial quarter and end after one full trading day has elapsed following the issuance of a press release disclosing quarterly financial results.

Quarterly Blackout Periods

The Company's announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company's securities. Therefore, in order to avoid even the appearance of trading while aware of material nonpublic information, you generally will not be pre-cleared to trade in the Company's securities during the following periods:

Quarterly Blackout Period Begins:	Fourteen (14) days prior to the end of the Company's fiscal quarter. (The Company’s fiscal quarters end on April 30, July 31 October 31 and January 31 of each year.)

Quarterly Blackout Period Ends:	At the close of trading on the second full trading day following the Company's filing of its quarterly report with the Securities and Exchange Commission.

Event-Specific Blackouts

From time to time, an event may occur that is material to the Company and is known by only a few individuals inside the Company. If you are one of those individuals, or if it would appear to an outsider that you were likely to have had access to information about such an event, then you will not be allowed to trade in the Company's securities so long as the event remains material and nonpublic.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Also, the Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.  The existence of an event-specific blackout will not be announced. If you request pre-clearance of a transaction in the Company's securities during an event-specific blackout, you will be informed of the existence of a blackout period, but you may not be advised of the reason for the blackout.

If you are made aware of the existence of an event-specific blackout you should not disclose the existence of the blackout to any other person. Whether or not you are designated as being subject to an event-specific blackout you still have the obligation not to trade while aware of material nonpublic information.

The prohibitive rules described herein cease to apply to your transactions in Company securities upon the expiration of any "blackout period" in existence at the time of the termination of your service as a director, executive officer or employee.

COMPLIANCE

Compliance with this Policy by all employees is of the utmost importance both for the employee and for the Company. If you have any questions about Insider Trading or its application to any proposed transaction you may obtain additional guidance from the Company’s Disclosure Committee, who can be reached by telephone at +1.310.582.5939. Due to the serious consequences of illegal insider trading, we urge you to err on the side of caution and contact our Disclosure Committee with any and all questions regarding this topic. Ultimately, however, the responsibility for adhering to Insider Trading rules and avoiding unlawful transactions rests with you.

BREACHES AND NON-COMPLIANCE WITH THIS POLICY

Any Representative who fails to comply with this Policy or our Disclosure Procedures will be subject to discipline. The circumstances will dictate whether this will include termination of their employment, contract or consulting services.

A Representative of the Company, who suspects a breach of this Policy, must report the event or reasonable suspicion to a member of the Disclosure Committee.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com

Exhibit “A”-- Disclosure Committee Members

•	President and Chief Executive Officer of Steampunk Wizards, Inc.;
•	Executive Vice President and Chief Financial Officer;
•	Chief Executive Officer of Steampunk Wizards, Ltd.;

The Disclosure Committee Members will, with assistance from others as needed, determine the materiality of information or events and determine the timing of the release of such information.

ADOPTED: This 1st day of October 2015

/s/ Anton Lin
Anton Lin
CEO
Steampunk Wizards, Inc.

West Wilshire Center – 11620 Wilshire Blvd – Suite 900 – West Los Angeles, CA 90025
Office: 310-582-5939
www.steampunkwizards.com